UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Repay Holdings Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

76029L100

(CUSIP Number)

David W. Ghegan, Esq.

Troutman Pepper Hamilton Sanders LLP

600 Peachtree Street, NE

Suite 3000

Atlanta, Georgia 30308

(404) 885-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029L100	SCHEDULE 13D

1	NAME OF REPORTING PERSON John A. Morris, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,594,053
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,268,214
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,594,053
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.88%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 76029L100	SCHEDULE 13D

1	NAME OF REPORTING PERSON JOSEH Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,149,397
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,149,397
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,149,397
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.36%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Repay Holdings Corporation, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2019, as amended by Amendment No. 1 filed with the SEC on October 4, 2019, Amendment No. 2 filed with the SEC on January 3, 2020 and Amendment No. 3 filed with the SEC on February 4, 2021 (as amended, the “Schedule 13D”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 4. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 90,539,562 shares of Class A Common Stock outstanding as of December 2, 2021, as reported in the Issuer’s Prospectus Supplement No.1 filed pursuant to Rule 424(b)(7) on December 14, 2021, plus the shares of Class A Common Stock underlying any Post-Merger Repay Units held by the Reporting Persons (and the Trust), as applicable.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof: (a) Holdings LLC directly holds 3,149,397 Post-Merger Repay Units, (b) the Trust directly holds 338,444 Post-Merger Repay Units, and (c) Mr. Morris directly holds 170,688 Post-Merger Repay Units, 609,685 shares of Class A Common Stock and 325,839 unvested restricted shares of Class A Common Stock, which are subject to time-based vesting conditions.

Pursuant to the terms of the Exchange Agreement (as defined below), Post-Merger Repay Units may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis, or, at option of the Issuer, cash.

All of the shares of restricted Class A Common Stock described above provide Mr. Morris with voting rights over such shares, subject to the terms of his award agreements. Therefore, Mr. Morris may be deemed to beneficially own such shares of restricted stock held by him.

Mr. Morris owns all of the voting ownership interests of Holdings LLC and serves as the sole member of its board of managers and is the sole trustee of the Trust. Therefore, Mr. Morris may be deemed to be the beneficial owner of the securities held by Holdings LLC and the Trust.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

Item 5(e) of the Schedule 13D is amended by adding the following:

As a result of the change in the number of shares of Class A Common Stock outstanding as of December 2, 2021, the aggregate ownership of Class A Common Stock by the Reporting Persons has decreased to a level below five percent (5%) of all issued and outstanding shares of Class A Common Stock, and, as a result thereof, the Reporting Persons are filing this statement to report a change in beneficial ownership that terminates the Reporting Persons’ obligation to report on Schedule 13D under the Act, subject to any future reporting obligations that may arise.

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Date: February 8, 2022	/s/ John A. Morris
John A. Morris

JOSEH HOLDINGS, LLC

	By:	/s/ John A. Morris
	Name:	John A. Morris
	Title:	Manager